Exhibit 6.14

CONSULTANCY SERVICES AGREEMENT

This Consulting Services Agreement (“Agreement”) is made and entered into as of 15th of March , 2023, (“Effective Date”) by and between Promicell, Inc. a company formed under the laws of Delaware of the United States of America (collectively with its affiliates, the “Company”) and Akesso Consulting Single Member Private Company (“Akesso”), a company formed under the Laws of Greece

Both Promicell and Akesso are referred to herein, individually, as a “Party” and, collectively, as the “Parties”.

“Affiliate” means any entity which controls, is controlled by, or is under common control with a Party from time to time, but only for so long as such controls exists; “control” being the direct or indirect ownership of more than 50% of the stock, shares or interests entitled to vote upon election of directors or other governing body of the entity or otherwise having the ability to direct the management and policies of such entity, together with their respective officers, employees, agents and consultants.

WHEREAS, the Company is a startup pharmaceutical Company engaged in medical biotechnology.

WHEREAS, the Company has entered into an Exclusive License Agreement and Sponsored Research Agreement with Fred Hutchinson Cancer Center (“FH”) dated January 19, 2023, and January 20, 2023 respectively (“Agreements”). To provide the financing for the undertakings contemplated in the Agreements the Company is planning to conduct a private placement of $4.0 million in the form of Series A preferred shares (“Initial Private Placement”).

WHEREAS, the Company desires to retain Akesso and to render its services to the Company and Akesso desires to be so retained by the Company and to perform such services specified herein.

NOW, THEREFORE, in consideration of the premises, conditions and representations set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the Company and Akesso, the Company and Akesso agree as follows:

1.	SCOPE OF PROVIDED SERVICES

The Company hereby engages Akesso and its sole member Miltiadis Sougioultzoglou, who shall act as Chief Executive Officer (CEO) of the Company, to provide ongoing general management and executive services to the Company and its Board of Directors as well as the approval and implementation of any Transaction (as hereinafter defined). In that connection, to the extent requested by the Company and appropriate under the circumstances, Akesso hereby agrees to perform services including but not restricted to the following:

a.	Manage all Company’s operations;

b.	Oversee the Company’s various functions, including finance, marketing, sales, human resources, legal and technology;

c.	Oversee all Company’s Transactions (as defined below);

d.	Monitor Company’s performance;

e.	Hire and retain qualified employees;

f.	Implement all clinical procedures and policies;

g.	Safeguard required compliance with State and Federal Laws Regulations and Policies;

h.	Comply with all FDA regulations;

i.	Develop a relationship with outside organizations, including the medical community;

j.	Make high-level decisions about policy and strategy;

k.	Implement changes and proposed plans;

l.	Act as consultant to the Company in connection with the duties of Chief Executive Officer and assistance of the Chief Financial Officer in the performance of his duties; In general interact with other executives and managers;

m.	Approve or decline contracts and agreements (including employment and lease agreements);

n.	Delegate and direct agendas;

o.	Act as the main point of communication between the Board of Directors of the Company and the Company’s operations;

p.	Report to the Board of Directors upon request;

q.	Meet with the Company’s management and/or Board of Directors to discuss strategic and financial matters including any Transaction and its financial implications;

r.	Engage in all media obligations and public relations;

s.	Review presentations and valuation materials provided by candidate placement agents, investors;

For purposes hereof, “Transaction” shall mean (a) any transaction or series of related transactions (the “M&A Transaction”) whereby, directly or indirectly (i) control of, or an interest in a company or a Company’s business, subsidiary or assets are acquired by or transferred to the Company for consideration, (ii) or an interest in the Company or a Company’s business, subsidiary or assets are sold to another company for consideration. In either an acquisition (i) or sale (ii) including, without limitation, an exchange of stock, or a merger, consolidation, spin-off, reorganization, tender offer, securities repurchase, leveraged buyout or other corporate transaction or business combination but excluding the acquisition and sale of vessels for cash pursuant to standard memoranda of agreement or contracts for the construction of vessels and (b) any transaction or series of related transactions (the “Financing Transaction”) shall mean any financing involving the issuance under a private placement or public offering of any form of debt and/or equity and/or convertible securities, including derivatives thereof, of the Company its subsidiaries and affiliates.

2.	CONSULTANT’S (AKESSO’S) COMPENSATION

In consideration of Akesso’s services pursuant to this Agreement, the Company will pay Akesso the following compensation:

An annual retainer of $100,000 USD starting upon the date hereof, increasing to $120,000 upon completion of Milestone One (see below) and to $150,000 upon completion of Milestone Two (see below) (in each case, the “Retainer”), payable quarterly in advance commencing with the first calendar quarter following the closing of the Initial Private Placement.

a.	A bonus of $70,000 payable to Akesso within thirty days after the Company receives investigational new drug (IND) application clearance from the FDA for its initial product candidate (“Milestone One”).

b.	A bonus fee of $150,000 payable to Akesso within thirty days after enrollment of the first patient in the Company’s initial Phase I clinical trial (“Milestone Two”); provided, that if the Company has not raised additional capital following the Initial Private Placement, such fee shall be payable upon the completion of at least one million dollars of additional equity financing.

Out-of-pocket expenses

The Company will promptly reimburse Akesso periodically for certain out-of-pocket -business related- expenses reasonably incurred by Akesso in connection with Akesso’s rendering its services under this Agreement. It is understood that these expenses will mainly relate to travel, lodging and alimentation when performed at the request of the Company.

3.	TERM OF THE AGREEMENT

The term of this Agreement shall commence on the date stated by the last party signing this Agreement and shall remain in effect until terminated by either party as provided herein.

The Agreement may be terminated at any time with immediate effect by either Akesso or the Company upon serving prior written notice thereof to the other party, without liability or continuing obligation on the part of the Company or Akesso (except if stated differently herein); provided, however, that:

i)	if terminated by the Company for any reason other than a) for cause attributable to Akesso viz for material breach of any provision of this Agreement by Akesso, and b) for the Company having ceased to operate, the Company shall pay Akesso a termination fee of 200,000 USD and

ii)	Akesso, will continue to be entitled to the full amount of any payable pursuant to section 1 above in the event that the closing related to any of the two milestones occurs before the expiration of the twenty four-month anniversary of the Agreement’s termination; provided that the Agreement was not terminated by Akesso or by the Company for cause attributable to Akesso; and provided, further, that the Indemnification Provisions of Article 8 hereto, shall survive any termination of Akesso’s Agreement hereunder.

4.	CONFIDENTIALITY

Akesso will keep strictly confidential and will not use for any purpose, other than as described herein, all information transmitted to it by the Company or developed by the Company which is of a confidential, nonpublic or proprietary nature (“Confidential Information”). For purposes hereof, Confidential Information shall not include information that:

(a)	was public knowledge at the time of Disclosure to Akesso or becomes public knowledge through no fault of Akesso;

(b)	becomes available to Akesso on a non-confidential basis from a third party source, provided that such source is not bound by any obligation of confidentiality or otherwise prohibited for transmitting the information to Akesso;

(c)	was lawfully in the possession of Akesso, prior to its receipt thereof; or was known by Akesso without obligation of confidentiality before Disclosure hereunder as evidenced by Akesso’ s written records;

(d)	was independently developed by Akesso without use of any Confidential Information by Akesso;

(e)	is required to be disclosed to courts, governmental and/or regulatory agencies, health insurances and other authorities, by applicable laws or regulations;

(f)	The Company has authorized Akesso in writing to disclose to a specified third party or a Regulatory Authority.

Notwithstanding the foregoing, Akesso may disclose the Confidential Information to its employees, representatives, consultants and agents for any purposes that are contemplated by this Agreement. Akesso will require its employees and any third party to whom it properly discloses the Confidential Information to maintain the confidentiality thereof by obtaining their written agreement to be bound to terms at least as restrictive as those set forth in this Section

In case Confidential Information of the Company must be disclosed to courts, governmental and/or regulatory agencies, or is otherwise required by law, Akesso shall be entitled to do so to the extent required by law provided, however, that if Akesso is so required, it shall give to the extent possible to the Company reasonable advance notice in written form of such disclosure and use reasonable efforts to secure confidential treatment of such Confidential Information (whether through protective order or otherwise).

All advice (written or oral) given by Akesso in connection with its engagement is intended solely for the benefit and use of the shareholders of the Company, and no such advice shall be used for any other purpose or be reproduced, disseminated, quoted from or referred to at any time, in any manner or for any purpose, nor shall any public references to Akesso be made by the Company without the prior written consent of Akesso.

The obligation of confidentiality required by this Section 4 will extend for seven (7) years after expiration of this Agreement.

5.	WARRANTIES AND REPRESENTATIONS

The Parties represent and warrant that they are authorized to execute this Agreement and that the terms of this Agreement are not in violation of any agreement to which they are a party.

The Parties are duly formed and validly existing under the laws of the country of its origin and has all requisite power and authority, to enter into this Agreement and to perform its obligations hereunder.

The Company recognizes and confirms that Akesso, in providing its services pursuant to this Agreement, will rely upon any assume the accuracy and completeness of all information (including financial) furnished by or discussed with the Company, or available from public sources, and Akesso does not assume responsibility for the accuracy or completeness of any such information.

Akesso undertakes that it possesses the requisite skill and experience to provide its services to the Company. It is understood and agreed that (i) Akesso will have no obligation to verify the information provided by the Company’s Board of Directors or to conduct any independent evaluation of the information provided by the Company’s Board of Directors (ii) Akesso will assume that all subjects that may be brought for discussion during the meetings of the Company’s Board of Directors have been thoroughly reviewed by its Members and that the Board’s Decisions aim to the Company’s best interests. Akesso’s role does not include the performance of any due diligence review of any information provided by the Company.

6.	ASSIGNMENT

This Agreement may not be assigned by Akesso without Company’s prior written consent, which will not be unreasonably withheld. Akesso may assign – upon prior written information to the Company – all or any of its rights and obligations hereunder to any of its affiliates or subsidiaries or associated companies thereof or to any successor or substantially all of its business and assets, whether pursuant to merger, consolidation, sale or otherwise. In the latter case. The covenants and conditions contained herein will apply to and bind the successors, representatives and assignees of all parties hereto.

7.	AKESSO’S LIABILITY

Akesso will be held liable for any direct or indirect loss, damage, cost or expenses (including any consequential damages) caused to the Company as a result of any degree of gross negligence or willful misconduct of Akesso and Akesso’s Indemnified Personnel (as described in Article 8 below), in carrying out the services as described herein. Upon termination of this Agreement, such liability shall be extended for a one (1) year period following the Termination Date.

8.	INDEMNIFICATION

Subject to Article 10 below, the Company shall indemnify, protect, defend and hold Akesso and its respective members (shareholders), employees, officers, directors, attorneys, agents subcontractors, representatives, successors, assigns and affiliates (hereinafter “Akesso’s Indemnified Personnel”) harmless from and against all causes of action, liabilities, damages, penalties, costs, expenses, fines, claims, losses, suits, demands, liens, and all expenses of any kind or nature whatsoever (including without limitation reasonable attorney’s fees or furnishing documents to a subpoena and/or claim or otherwise) (collectively “Losses”) that may be incurred by, made, charged, or instituted against Akesso’s Indemnified Personnel, and which arises out of, or is in connection with advice or services rendered or to be rendered by Akesso pursuant to the Agreement, the transactions contemplated thereby or Akesso’s actions or inactions in connection with any such advice, services or transactions. This indemnification clause excludes all Losses arising or related to actions by Akesso’s Indemnified Personnel due to gross negligence or willful misconduct.

9.	NOTICES

Any notice, request, demand or other communication required or authorized to be served hereunder shall be deemed to have been properly served if delivered by hand, or by recognized express courier, or electronic mail. Notices sent by express courier shall be deemed to have been delivered four (4) business days after delivery to the courier service. Notices sent by electronic mail shall be deemed to have been delivered within 24 hours of the time of transmission. In the latter case, the e-mail must not have returned to the dispatching computer.

The addresses and e-mail addresses of Parties for the purpose of any written notice is as follows:

If to the Company, Address: 3350 Virginia Street, 2nd Floor, Coconut Grove, FL (Florida) 33133, telephone: +1(917) 301 9782, e-mail: miltiadis@promicell.com, attn.: Miltiadis Sougioultzoglou M.D., Chief Executive Officer or to any other by the Company designated person.

If to Akesso, Address: 5th Erythrou Stavrou Str., Maroussi 15123, Greece, telephone: +306936943702, e-mail: miltiadiss@neuronmedicalgroup.gr, attn: Miltiadis Sougioultzoglou, Legal Representative.

10.	APPLICABLE LAW/JUDICIAL COMPETENCE

Any conflict arising as to the interpretation and application of this Agreement and any difference arising from this Agreement in general, is subject to the exclusive jurisdiction and competence of the Greek courts of Athens.

This Agreement shall be governed by and interpreted in accordance with the laws of Greece.

11.	MISCELLANEOUS

Entire Agreement. This Agreement and its Appendices embody the entire agreement and understanding between the Parties with respect to the subject matter hereof and supersede all prior oral or written agreements and understandings relating to the subject matter hereof.

Modifications and Amendments. The terms and provisions of this Agreement may be modified or amended only by written agreement executed by both Parties.

Waivers and Consents. The terms and provisions of this Agreement may be waived, or consent for the departure there from granted, only by written document executed by the Party entitled to the benefits of such terms or provisions. No such waiver or consent shall be deemed to be or shall constitute a waiver or consent with respect to any other terms or provisions of this Agreement, whether or not similar.

Severability. The provisions of this Agreement will be deemed severable and the unenforceability of any one or more provisions will not affect the enforceability of any other provisions. In addition, if for any reason a court of competent jurisdiction finds any provision of this Agreement or any portion of such a provision to be invalid or unenforceable, such provision will be reformed to the extent required to make the provision valid and enforceable to the maximum extent by law.

Counterparts: This Agreement may be executed in counterparts, each of which when taken together shall constitute one and the same instrument. This Agreement may be executed by the exchange of executed copies or certified electronic signatures, delivered by electronic mail in Adobe Portable Document Format or similar format, and any signature transmitted by such means for the purpose of executing this Agreement shall be deemed an original signature for purposes of this Agreement.

This Agreement was written and and signed today, March 15th, 2023 in three (3) originals, each of the parties received a copy and one shall be available for accounting purposes.

Promicell, Inc.

Signature:	/s/ Miltiadis Sougioultzoglou M.D.
Name:	Miltiadis Sougioultzoglou M.D., Chief Executive Officer
Date:	March 15, 2023

Akesso Consulting Single Member Private Company

Signature:	/s/ Miltiadis Sougioultzoglou
Name:	Miltiadis Sougioultzoglou, Legal Representative
Date:	March 15, 2023